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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No ______)*


                              TCA CABLE TV, INC.
--------------------------------------------------------------------------------
                                 (Name of Issuer)


                         Common Stock, $0.10 Par Value
--------------------------------------------------------------------------------
                          (Title of Class of Securities)


                                   87224110-4
                     ----------------------------------------
                                   (CUSIP Number)


                               Jeffrey C. Kanaly
    Kanaly Trust Company, 4550 Post Oak Place Drive, Houston, Texas 77027
                                (713) 626-9483
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)


                                October 7, 1997
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Fee No Longer Required.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 87224110-4                                      PAGE 2 OF X PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Estate of Robert M. Rogers, Deceased
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

        00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                3,779,594
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                     800,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                3,779,594
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                 800,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                4,579,594
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

                                18.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      00
------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.10 per share ("Securities") of TCA CABLE TV, INC. (the "Issuer"), a Texas corporation, with principal offices located at 3015 SSE Loop 323, Tyler, Texas 75701.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed by Kanaly Trust Company on behalf of the Estate of Robert M. Rogers, Deceased ("Estate"). Mr. Rogers was Chairman of the Board, director and shareholder of the Issuer prior to his death on September 18, 1997. Kanaly Trust Company ("Kanaly Trust") received letters testamentary as executor of the Estate on October 7, 1997.

     (b ) and (c)    Kanaly Trust was organized as a trust company under the
laws of the State of Texas. The principal business of Kanaly Trust is to serve as trustee, executor, administrator, or guardian when designated by any person, corporation or court to do so and as agent for the performance of any lawful act, and, in such capacity, it is serving as the executor of the Estate. The address of the principal business and office of Kanaly Trust is 4550 Post Oak Place Drive, Houston, Texas 77027.

     For information required by instruction C to Schedule 13D concerning the controlling shareholder, directors and executive officers of Kanaly Trust (collectively, "Covered Persons"), reference is made to Schedule A attached hereto and incorporated herein by reference.

     (d) Neither the Estate, Kanaly Trust, nor, to the best knowledge of Kanaly Trust, any Covered Person, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither the Estate, Kanaly Trust, nor, to the best knowledge of Kanaly Trust, any Covered Person, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) Reference is made to Schedule A hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Kanaly Trust acquired the Securities pursuant to letters testamentary issued on October 7, 1997 in accordance with the terms and conditions of the Last Will and Testament of Robert M. Rogers ("Will"). As executor of the Estate, Kanaly Trust gave no consideration in exchange for acquisition of the Securities.

ITEM 4.  PURPOSE OF TRANSACTION

     Kanaly Trust is charged with marshaling the assets, including the Securities, properly included in the Estate, managing such assets until distribution, satisfying the obligations of the deceased and the Estate, and distributing the assets in accordance with the directions of the Will.

     Kanaly Trust does not intend to seek control of the Issuer or participate in the management of the Issuer. Kanaly Trust, acting as executor of the Estate, will continuously assess the Issuer's business, financial condition, results of operations, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, as well as the objectives and diversification requirements of its fiduciary duties to beneficiaries under the Will. Depending on such assessments, Kanaly Trust may determine to sell or otherwise dispose of all or some of its holdings of Securities.

     With respect to voting of the Securities, Kanaly Trust has sole voting power over the Securities in the Estate, until such Securities are distributed to certain beneficiaries. The Will provides that an aggregate of 67,300 Securities are bequeathed to individual beneficiaries. Kanaly Trust does not expect to exercise any voting rights with respect to the Securities which will be transferred to named beneficiaries.

     In addition to the Securities in the Estate, property of the Estate includes, among other property, the following:

     (i) ownership of 50% of the shares of a corporation which holds 800,000 shares of Securities ("Corporate Shareholder"). Kanaly Trust does not anticipate that it will participate in any decision by the Corporate Shareholder regarding the acquisition, disposition, holding or voting of the Securities owned by the Corporate Shareholder;

     (ii) an option for 3,635 shares of Securities, which option may be exercised in whole or in part for a price per share of $30.25 at any time through September 17, 1998;

     (iii) an option for 3,635 shares of Securities, which option may be exercised in whole or in part for a price per share of $30.25 from and after December 13, 1997 through September 17, 1998;

     (iv) an option for 1,365 shares of Securities, which option may be exercised in whole or in part for a price per share of $27.50 at any time through September 17, 1998; and

     (v) an option for 1,365 shares of Securities, which option may be exercised in whole or in part for a price per share of $27.50 from and after December 13, 1997 through September 17, 1998.

     Other than as described above, neither the Estate nor Kanaly Trust nor any of the Covered Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Estate beneficially owns 4,579,594 shares, or 18.4% of the outstanding shares of common stock of the Issuer, a figure which includes 10,000 shares which may be acquired pursuant to options. The Securities may be voted by Kanaly Trust, who also possesses investment power over such Securities.

     During the last 60 days, there have been no transactions by the Estate in the Securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Will, which has been admitted to probate, requires Kanaly Trust to offer Securities to the Issuer prior to any sale of the Securities. The article of the Will which provides the option for the Issuer is attached hereto as
Exhibit 99 (C).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 99(A), Exhibit 99(B) and Exhibit 99(C) are attached hereto.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 17, 1997

                                KANALY TRUST COMPANY



                                By: /s/ JEFFREY C. KANALY
                                    ------------------------------------------
                                    Jeffrey C. Kanaly, Vice Chairman

                                   SCHEDULE A


1.   (a)  Name: E. Deane Kanaly

     (b)  Address: 4550 Post Oak Place Drive, Suite 139
                   Houston, Texas   77027

     (c)  Present Occupation: Controlling Shareholder and
                                       Employee of Kanaly Trust Company
                                       4550 Post Oak Place Drive, Suite 139
                                       Houston, Texas   77027

     (d)  See Item 2(d) of Schedule 13D

     (e)  See Item 2(e) of Schedule 13D

     (f)  Citizenship: U.S.A.



2.   (a)  Name: Virginia L.Kanaly

     (b)  Address: 4550 Post Oak Place Drive, Suite 139
                   Houston, Texas   77027

     (c)  Present Occupation: Employee of Kanaly Trust Company
                                       4550 Post Oak Place Drive, Suite 139
                                       Houston, Texas   77027

     (d)  See Item 2(d) of Schedule 13D

     (e)  See Item 2(e) of Schedule 13D

     (f)  Citizenship: U.S.A.

3.   (a)  Name: Steven P. Kanaly

     (b)  Address: 4550 Post Oak Place Drive, Suite 139
                   Houston, Texas   77027

     (c)  Present Occupation: Employee of Kanaly Trust Company
                                       4550 Post Oak Place Drive, Suite 139
                                       Houston, Texas   77027

     (d)  See Item 2(d) of Schedule 13D

     (e)  See Item 2(e) of Schedule 13D

     (f)  Citizenship: U.S.A.



4.   (a)  Name: Andrew D. Kanaly

     (b)  Address: 4550 Post Oak Place Drive, Suite 139
                   Houston, Texas   77027

     (c)  Present Occupation: Employee of Kanaly Trust Company
                                       4550 Post Oak Place Drive, Suite 139
                                       Houston, Texas   77027

     (d)  See Item 2(d) of Schedule 13D

     (e)  See Item 2(e) of Schedule 13D

     (f)  Citizenship: U.S.A.

5.   (a)  Name: Jeffrey C. Kanaly

     (b)  Address: 4550 Post Oak Place Drive, Suite 139
                   Houston, Texas   77027

     (c)  Present Occupation: Employee of Kanaly Trust Company
                                       4550 Post Oak Place Drive, Suite 139
                                       Houston, Texas   77027

     (d)  See Item 2(d) of Schedule 13D

     (e)  See Item 2(e) of Schedule 13D

     (f)  Citizenship: U.S.A.




6.   (a)  Name: Eugene A. Schwinger

     (b)  Address: 4550 Post Oak Place Drive, Suite 139
                   Houston, Texas   77027

     (c)  Present Occupation: Employee of Kanaly Trust Company
                                       4550 Post Oak Place Drive, Suite 139
                                       Houston, Texas   77027

     (d)  See Item 2(d) of Schedule 13D

     (e)  See Item 2(e) of Schedule 13D

     (f)  Citizenship: U.S.A.